CMA Treasury Fund
File Number: 811-6196
CIK Number: 869311
For the Period Ending: 09/30/2002

Pursuant to Exemptive Order Release No. IC-18748 dated June 12, 1992, the following schedule enumerates the transactions with Merrill Lynch Government Securities Incorporated, for the six month period ended September 30, 2002.

Purchases (In Thousands)

Transaction	Face	Security		Due
Date	Amount	Description	Rate	Date

05/08/2002	$10,000	US Treasury Note	5.50%	01/31/2003
05/16/2002	12,000	US Treasury Bills	1.86	11/14/2002
08/06/2002	47,000	US Treasury Bills	1.87	09/05/2002
08/08/2002	6,000	US Treasury Note	2.25	07/31/2004
09/16/2002	47,000	US Treasury Bills	1.95	10/17/2002
09/23/2002	25,000	US Treasury Bills	1.61	12/26/2002
09/24/2002	70,000	US Treasury Bills	1.67	10/24/2002